EXHIBIT A



Second Quarter Press Release

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



PLANNING SCIENCES INTERNATIONAL REPORTS STRONG GAINS


BOSTON, August 1, 1996 - Planning Sciences International (Nasdaq: PLNSY), an international supplier of software for business planning and decision making, today reported net income of $574,000, or $0.05 per share, on revenue of $6.1 million in the quarter ended June 30, 1996.

This compares with net income of $274,000, or $0.03 per share, and revenues of $4.3 million a year earlier.

For the first six months of this year, Planning Sciences International had net income of $900,000, or $0.09 per share, on revenues of $11.3 million, compared with net income of $498,000, or $0.06 per share, on sales of $8.1 million in the six months ended on June 30, 1995.

"We are very pleased to be reporting a 109% increase in second-quarter earnings," said Paul Rolph, chairman and chief executive officer. "This improvement, and our 42% revenue gain, reflect continuing global demand for our Gentia software. The new Gentia Version 3.0, which offers customers enough new capacity to handle multi-terra bytes of information and was introduced in June, is already proving to be a further stimulus to demand.

"We have been reviewing Version 3 with customers and business partners including the Baan company," Mr. Rolph continued. "We have been talking with Baan for several months, and I am confident that we will soon be announcing an agreement under which Gentia will be utilized within Baan software.

Our customer base has continued to grow, and our global market position is steadily expanding."

The company completed its initial public offering on April 30, 1996, raising net proceeds of approximately $26.4 million on the sale of two million shares of common stock.

In this year's second quarter Planning Sciences International also opened a Hong Kong office, completed a South East Asian distribution network, and opened a Johannesburg office in conjunction with acquiring the Gentia business of its South African distributor.


Planning Sciences International plc, founded in 1983, focuses on the development of the Enterprise Decision Support System, Gentia. The company has its headquarters in London and has offices in Boston, Denver, Atlanta, Los Angeles and San Francisco.

Gentia is a high performance client/server decision support system for complex business analysis and reporting. Gentia applications are deployed using a distributed agent based architecture which ensures delivery of key information to the desktop of decision makers throughout an Organization.

Gentia has more than 250 corporate and public sector clients including News International, Motorola, Barclays Bank, Volvo and Walt Disney.

Internet users can obtain further information on Planning Sciences via the Planning Sciences home page: http://www.gentia.com.

This news release contains statements of a forward-looking nature relating to the financial performance of Planning Sciences International. Such statements are based upon the information available to management at this time, and they necessarily involve risk because actual results could differ materially from current expectations. Among the many factors that could cause actual results to differ from those set forth in the company's forward-looking statements are changes in general economic conditions, actions taken by customers or competitors, and the receipt of more or fewer orders than expected.

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




                       PLANNING SCIENCES INTERNATIONAL PLC
                 Condensed Consolidated Statement of Operations
                                   (Unaudited)


                                         Three months ended                  Six months ended

                                  June 30, 1996    June 30, 1995       June 30, 1996     June 30, 1995

                                                  (in thousands, except per share amounts)

                                         US$              US$                 US$                US$
Revenues:
          License                       3,966            2,636               7,279              5,206
          Services and other            2,138            1,654               4,028              2,899

                                      --------       ----------          ----------         ----------
                                        6,104            4,290              11,307              8,105
                                      --------       ----------          ----------         ----------

     Cost of revenues
          License                         109               17                 211                 85
          Services and other            1,275              841               2,307              1,605

                                      --------       ----------          ----------         ----------
                                        1,384              858               2,518              1,690
                                      --------       ----------          ----------         ----------

          Gross profit                  4,720            3,432               8,789              6,415

     Operating expenses
          Sales and marketing           2,314            1,273               4,381              2,773
          Research and development        775              409               1,372                788
          General and administrative      989            1,302               1,874              1,996

                                      --------       ----------          ----------         ----------
Total operating expenses                4,078            2,984               7,627              5,557
                                      --------       ----------          ----------         ----------

     Income from operations               642              448               1,162                858
     Other income (expense)               269             (18)                 267               (67)
                                      --------       ----------          ----------         ----------
Income before provision for taxes         911              430               1,429                791
     Provision for income taxes           337              156                 529                293

                                      --------       ----------          ----------         ----------
Net income                                574              274                 900                498
                                      --------       ----------          ----------         ----------

         Net income per share           $0.05            $0.03               $0.09              $0.06

         Weighted average shares       10,614            8,734               9,755              8,315
         outstanding



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




                       PLANNING SCIENCES INTERNATIONAL PLC
                      Condensed Consolidated Balance Sheets


                                                          June 30, 1996         December 31, 1995
                                                           (unaudited)              (audited)
                                                                      (in thousands)

                                                                  US$                     US$
Assets
         Current assets:
             Cash and cash equivalents                         29,771                   2,280
             Accounts receivable, net of allowances             5,981                   4,001
             for doubtful accounts of $303 at June
             30, 1996 (December 31, 1995 - $290)
             Prepaid expenses and other current assets            763                     381
                                                          ------------            ------------
Total current assets                                           36,515                   6,662
                                                          ------------            ------------

         Property and equipment, net                            1,616                   1,093
         Goodwill on acquisition                                  192                       -
                                                          ------------            ------------
Total assets                                                   38,323                   7,755
                                                          ------------            ------------

         Liabilities and shareholders' equity

         Current liabilities:
             Bank overdraft                                         -                     391
             Current portion of lease obligations                 186                      84
             Accounts payable                                   2,261                     546
             Taxes payable                                        832                     310
             Accrued liabilities                                2,380                   1,030
             Deferred revenues                                  2,215                   1,967
             UK value added tax                                   159                     373
             Other accounts payable                               199                     355
                                                          ------------            ------------
Total current liabilities                                       8,232                   5,056

         Non current liabilities:
             Deferred taxation                                     34                      34
             Long-term portion of lease obligations               273                     175
                                                          ------------            ------------
Total liabilities                                               8,539                   5,265

         Shareholder's equity:
             Ordinary shares                                    2,018                   1,565
             Preference shares                                      -                       -
             Additional paid-in capital                        26,668                     715
             Retained earnings                                  1,178                     278
             Minority interest                                    (1)                       -
             Cumulative translation adjustment                   (79)                    (68)
                                                          ------------            ------------
Total shareholders' equity                                     29,784                   2,490
                                                          ------------            ------------
Total liabilities and shareholders' equity                     38,323                   7,755
                                                          ------------            ------------

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